

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2013

Via E-mail
Mr. Timothy Crawford
Principal Executive Officer
Cardinal Energy Group, Inc.
2665 Fairfax Drive
Upper Arlington, Ohio 43220

   Re: **Cardinal Energy Group, Inc. (formerly known as Koko Ltd.)**
      Form 8-K/A
      Filed February 14, 2013
      File No. 0-53923

Dear Mr. Crawford:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ A.N. Parker

         Anne Nguyen Parker
         Branch Chief